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[redacted]

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212 450 4000
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WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

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06015660

SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2006
WASH, DC 215 SECTION

File No. 82-5151

August 1, 2006

Re: Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Relevant Fact dated July 27, 2006 regarding the Appeal filed by TDBH against the preliminary decision granted to the Legal Injunction filed by investments funds managed by Hedging Griffo Corretora de Valores Mobiliários S.A.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL

(NY) 19805/002/12G3-2B06/08.01.sec.doc

TELEFÔNICA DATA BRASIL HOLDING S.A.
Relevant Fact

July 27, 2006 (01 page)

For more information, please contact:

Daniel de Andrade Gomes
TDBH, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – July 27, 2006) – The management of Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) announces the following Relevant Fact:

Telefônica Data Brasil Holding S.A. ("**TDBH**") and **Telecomunicações de São Paulo S.A. – TELESP** ("**TELESP**") inform their shareholders that, according to the information disclosed in the website of the Justice Court of the state of São Paulo on July 26, 2006, the 10th Chamber of the Private Right Section of the Justice Court of the state of São Paulo (10ª Câmara da Seção de Direito Privado do Tribunal de Justiça do Estado de São Paulo) unanimously approved the Appeal #448.590-4 ("Appeal") filed by TDBH against the preliminary decision granted to the Legal Injunction #06.143686-7 filed by investments funds managed by Hedging Griffo Corretora de Valores Mobiliários S.A. Said decision had suspended the holding of the Extraordinary General Shareholders Meeting ("EGSM") of TDBH in which the merger of said company into Telesp would be voted on. Before the EGSM took place, such preliminary decision had been partially modified by the President of the 10th Chamber, who allowed the holding of the EGSM on April 28, 2006, but suspended the effects of the merger until a final judgment on the merits of the aforementioned Appeal. With the final judgment of the Appeal in favor of TDBH, the effects of the EGSM have been fully reinstated. The companies inform the shareholders of TDBH that the start of the period to exercise the right of withdrawal will begin on the date this Relevant Fact is published on the newspapers. The right of withdrawal can be exercised by shareholders of TDBH registered as such on March 09, 2006 in the terms of the item 8.5 of the relevant fact published on the same date.

São Paulo, July 27, 2006

TELEFÔNICA DATA BRASIL HOLDING S.A.
Gilmar Roberto Pereira Camurra
Investor Relations Director

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Pedro Lucas Antón Lázaro
Investor Relations Director